

## Ernest Troth · 3rd

Pres./CEO at James Bay Distillers Ltd.

Greater Seattle Area · 500+ connections · **Contact info**

 James Bay Distillers Ltd.

 American Distilling Institute

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## Featured



**JBD_logo 2019 2020.jpg**

Our logo reflects our adventurous spirit, the quick reaction of the DeHavilland Beaver float plane, and o...



**gin and whisky on the bar.jpg**

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## Experience



**Pres./CEO**
James Bay Distillers Ltd.
Jan 2014 – Present · 7 yrs
Everett, WA

James Bay Distillers is a craft distillery producing Canadian whiskies as well as Pacific NW style and traditional gins. Founders have worked with other craft distilleries part-time in the U.S. and Canada and are members of the American Distilling Institute and the Distilled Spirits Council.

Our initial plan had been to locate in Virginia as bourbon distillers near Civil War battlefields. But over time our market research brought us to the Pacific NW and larger opportunities. In early March 2016 we changed our company name from "Battlefield Distilling" to James Bay Distillers Ltd. Our product names reflect aspect of Washington State and British Columbia geography, ...see more

 **James Bay Distillers 250 gal hybrid still for...**



**President**
North Loudoun Corporation
Nov 2007 – Dec 2015 · 8 yrs 2 mos
Calgary, Canada Area

North Loudoun promotes U.S. & Canadian bilateral trade, through management consulting, business development and expanded sales for clients in both countries. Based in Virginia with an office in Calgary near the University of Calgary.

...see more



**President & CEO**
Primum Group Technologies, Inc.
2004 – Nov 2015 · 11 yrs

Network design, Java development, J2EE, expert programming solutions development, marketing and business development for IT customers.



**Vice President**
McDermott Group
2004 – 2006 · 2 yrs

Telecommunications and bandwidth resale, network development and construction.



**President**
D2 B Group
2002 – 2004 · 2 yrs

Plan and direct all activities, develop business, retain customers, promote employee retention.

Show 2 more experiences ∨

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## Education

## Education



**American Distilling Institute**
Whisky, gin, vodka
2014 – 2017

Ferment, distill, bottle, label and ship craft whiskies in American Distilling Institute programs and with ADI partner distillers in the U.S. and Canada.



**Solar Energy International, Carbondale, CO**
Microhydro Power Generation
2005 – 2005



**University of New Haven**
MBA, International Marketing
1991 – 1993

With thanks to Cyprus College, in Nicosia, for a great joint program in International Marketing, including accountancy and statistics!

Show 4 more education ⌄

## Volunteer experience



**Emergency Medical Technician (EMT)**
Virginia, USA
Jan 2000 – Dec 2004 • 5 yrs

Worked nights and weekends as volunteer EMT-B emergency medical technician as part of local fire/ambulance squad.

## Skills & endorsements

**Business Development** · 14

 Endorsed by **Marty Tascona, who is highly skilled at this**

**Management Consulting** · 9
**Julie Lukehart and 8 connections** have given endorsements for this skill

**Negotiation** · 8
**Preston Zoller and 7 connections** have given endorsements for this skill

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## Accomplishments

2 **Languages**
Arabic • French ⌄

1 **Organization**
American Distilling Institute ⌄